UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Petrobras International Finance Company – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF FORM F-3, FILE NO. 333-118644, OF PETROLEO BRASILEIRO S.A. — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED

DECEMBER 31, 2004

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the years ended December 31, 2004 beginning on page F-2. You should also read our audited consolidated financial statements for year ended December 31, 2003 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2003, but which are not presented in this Form 6-K. The audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As our subsidiary, we also prepare financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•	Petrobras’ financial condition and results of operations;

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•	our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003(“2003”).

Net Loss

We had a net loss of U.S.$59.1 million in 2004, as compared to a net loss of U.S.$3.0 million in 2003. Our net loss in 2004 was principally due to the loss on extinguishment of U.S.$64.2 million of debt.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 77.1% from U.S.$6,975.5 million in 2003 to U.S.$12,355.6 million in 2004. This increase was primarily due to (1) a 27.1 % increase in the volume of sales of crude oil and oil products to Petrobras, (2) an increase in exports of crude oil and oil products, principally to PETROBRAS AMERICA INC. – PAI (“PAI”), as a result of our new role as an intermediary for Petrobras’ exports that we assumed from another Petrobras affiliate beginning January 1, 2004, which increased sales volumes of crude oil and oil products by approximately 16.2% in 2004, (3) a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004 and (4) an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 76.8% from U.S.$6,920.2 million in 2003 to U.S.$12,236.0 million in 2004. This increase was primarily due to a 27.1% increase in the volume of sales of crude oil and oil products to Petrobras, additional sales linked to our new export activities, principally to PAI, a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004, as well as an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$18.6 million in 2003 to U.S.$99.8 million in 2004, of which U.S.$96.8 million consisted of shipping expenses. In July 2003, Petrobras’ management decided

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to assign to us the responsibility for payment of shipping expenses previously paid by Petrobras. We expect shipping costs to figure permanently as part of our selling, general and administrative expenses.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketplace securities and other financial instruments. Our financial income increased 53.3% from U.S.$442.9 million in 2003 to U.S.$678.8 million in 2004, primarily due to an increase in the amount of sales to Petrobras, an increase in the interest component of the formula by which Petrobras reimburses us for our financing costs and for receipt of payments beyond the time periods previously agreed with Petrobras, and an increase in interest income from short-term investments.

Financial Expense

Our financial expense consists of interest paid and accrued on its outstanding indebtedness and other fees associated with its issuance of debt. Our financial expense increased 57.7% from U.S.$482.7 million in 2003 to U.S.$761.2 million in 2004, primarily due to a register of an expense in the amount of U.S.$64.2 million related to the difference between the face value and the market value of the repurchase of some of our outstanding securities.

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Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance

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of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2004, we had cash and cash equivalents of U.S.$1,107.3 million, as compared to U.S.$664.2 million at December 31, 2003. This increase in cash was primarily a result of an increase in long-term loans received from Petrobras. Our operating activities used net cash of U.S.$2,322.0 million in 2004, as compared to using net cash of U.S.$1,306.6 million in 2003, primarily as a result of an increase in outstanding receivable from sales to related parties. Our investing activities used net cash of U.S.$1,406.2 million in 2004, as compared to using net cash of U.S.$684.4 million in 2003, primarily as a result of a increase in marketable securities and an increase in notes receivable issued to related parties. Our financing activities provided net cash of U.S.$4,171.3 million in 2004, as compared to providing net cash of U.S.$2,394.6 million in 2003, primarily as a result of an increase in long-term loans from related parties and issuance of US$ 600.0 million Global Notes.

Accounts Receivable

Accounts receivable from related parties increased 53.8% from U.S.$5,064.5 million at December 31, 2003 to U.S.$7,788.1 million at December 31, 2004, as a result of an increase of sales of oil and oil products to Petrobras.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. At December 31, 2004, we had access to short-term capital through U.S.$1,111.9 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$274.6 million in guarantees at December 31, 2003. At December 31, 2004 we had accessed U.S.$535.8 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$1,015.3 million accessed at December 31, 2003. The weighted average annual interest rate on these short-term borrowings was 4.3% at December 31, 2004, as compared to 3.9% at December 31, 2003. At December 31, 2004 and 2003, we had fully utilized all available lines of credit for purchase of imports.

We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At December 31, 2004 and December 31, 2003, we had no commercial paper notes outstanding.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased from U.S.$2,442.8 million at December 31, 2003 to U.S.$2,881.5 million at December 31, 2004, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

During 2004, we contracted U.S.$3,553.5 million in long-term loans from Petrobras due 2010, with interest rates ranging from 4.9% to 5.8%. The transaction extended the financial terms respective to certain short-term Notes payable creating liquidity for us and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

At December 31, 2004, we had outstanding U.S.$631.8 million in long-term lines of credit due between 2006 and 2012, as compared to U.S.$377.5 million at December 31, 2003. We also had outstanding:

•	U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

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•	U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

•	U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$146.0 million of these Notes.

•	U.S.$2,124.2 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

•	U.S.$1,261.9 million (U.S.$153.7 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$300 million has been reduced from the “long-term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

An investment fund, in which we have a stake, carries out the repurchases of our securities, among other investments. These repurchased securities were reclassified as financings, thus reducing our short term and long term financing balance by U.S.$3.2 million and U.S.$146.0 million, respectively, at December 31, 2004. In 2004, an expense was registered in the amount of U.S.$64.2 million representing the difference between the face value and the market value of the repurchased securities.

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The following table shows the sources of our current and long-term debt at December 31, 2004 and 2003:

CURRENT AND LONG-TERM DEBT

	December 31, 2004				December 31, 2003
	(in millions of U.S. dollars)
	Current		Long-term		Current		Long-term
Financing institutions	U.S.$	535.8	U.S.$	631.8	U.S.$	1,015.3	U.S.$	377.5
Senior notes		53.5		1,550.0		53.6		1,550.0
Global Step-up Notes		9.0		400.0		9.0		400.0
Global Notes		26.3		2,124.2		4.4		1,506.5
Sale of rights to future receivables		153.7		1,561.9		61.8		1,706.9
Senior exchangeable notes		3.8		329.9		3.8		338.4
Assets related to export prepayment to be offset against sales of rights to future receivables				(300.0)
Repurchased securities		(3.2)		(146.0)		—		(54.0)

	U.S.$	778.9	U.S.$	6,151.8	U.S.$	1,147.9	U.S.$	5,825.3

The following table shows the sources of our capital markets debt outstanding at December 31, 2004:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)
9.125% Senior Notes due 2007(2)	U.S.$	500
4.750% Senior Exchangeable Notes due 2007(3)		330
9.875% Senior Notes due 2008(2)		450
6.750% Senior Trust Certificates due 2010(4)		95
Floating Rate Senior Trust Certificates due 2010(4)		55
9.750% Senior Notes due 2011(2)		600
6.600% Senior Trust Certificates due 2011(4)		300
Floating Rate Senior Trust Certificates due 2013(4)		300
3.748% Senior Trust Certificates due 2013(4)		191
6.436% Senior Trust Certificates due 2015(4)		466
Global Step-up Notes due 2008(5)		400
9.125% Global Notes due 2013(2)		750
8.375% Global Notes due 2018(2)		750
7.750% Global Notes due 2014(2)		600

Total	U.S.$	5,787

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.

(2)	Issued by us, with support from Petrobras through a standby purchase agreement.

(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.

(4)	Issued in connection with Petrobras’ exports prepayment program.

(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$146.0 million.

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Off Balance Sheet Arrangements

At December 31, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trading activities.

Contract Obligations

The following table sets forth our contractual obligations as of December 31, 2004, and the period in which the contractual obligations come due.

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	6,376.5	224.7	1,390.9	1,410.1	3,350.8
Notes Payable - Long term	3,553.5				3,553.5
Purchase obligations - Long term	153.0	93.0	60.0

Total	10,083.0	317.7	1,450.9	1,410.1	6,904.3

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CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. – PETROBRAS)

Years ended December 31, 2004, 2003 and 2002 together with Report of Independent Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of

PETROBRAS INTERNATIONAL FINANCE COMPANY

We have audited the accompanying consolidated balance sheets of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder’s equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholder’s equity and cash flows of PETROBRAS INTERNATIONAL FINANCE COMPANY for the year ended December 31, 2002, were audited by other auditors whose report dated February 13, 2003 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

February 14, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Assets
Current assets
Cash and cash equivalents	1,107,284	664,168
Marketable securities		267,073
Trade accounts receivable
Related parties	7,788,069	5,064,472
Others	153,249	109,415
Notes receivable - related parties	1,598,521	1,388,004
Inventories	165,450	6,443
Export prepayments – related parties	152,859	72,482
Restricted deposits for guarantees and others	91,227	81,976

	11,056,659	7,654,033

Property and equipment	502	41

Other assets
Marketable securities	1,864,815	348,758
Notes receivable - related parties	338,416	338,416
Assets related to export prepayments		300,000
Export prepayment – related parties	1,261,820	1,406,850
Restricted deposits for guarantees and prepaid expenses	147,970	148,510

	3,613,021	2,542,534

Total assets	14,670,182	10,196,608

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

(In thousands of US dollars, except for number of shares and per share amounts)

	2004	2003
Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable
Related parties	562,139	270,950
Others	568,064	349,029
Notes payable - related parties	2,881,484	2,442,778
Short-term financing	456,156	852,390
Current portion of long term debt	224,738	224,002
Accrued interest	98,021	71,494
Unearned income - related parties	131,318	61,866
Other current liabilities	7,270	3,922

	4,929,190	4,276,431

Long-term liabilities
Long-term debt	6,151,802	5,825,336
Notes payable - related parties	3,553,452

	9,705,254	5,825,336

Stockholder’s equity
Shares authorized and issued
Common stock - 2004 and 2003 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(138,238)	(79,135)

	35,738	94,841

Total liabilities and stockholder’s equity	14,670,182	10,196,608

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Sales of crude oil, oil products and services
Related parties	10,118,356	5,543,022	5,375,484
Others	2,237,216	1,432,516	1,014,742
Lease income	—	—	36,062

	12,355,572	6,975,538	6,426,288

Operating expenses:
Cost of sales
Related parties	(4,391,285)	(2,851,402)	(2,409,034)
Others	(7,844,699)	(4,068,775)	(3,962,431)
Lease expense			(24,004)
Selling, general and administrative expenses
Related parties	(98,700)	(17,091)
Others	(1,099)	(1,509)	(1,178)

	(12,335,783)	(6,938,777)	(6,396,647)

Operating income	19,789	36,761	29,641

Financial income
Related parties	568,566	401,735	201,938
Others	110,233	41,143	17,642

Financial expense
Related parties	(169,039)	(111,896)	(61,281)
Others	(592,237)	(370,754)	(253,402)

Other income, net
Related parties	(525)	—	—
Others	4,110	—	—

Net (loss) for the year	(59,103)	(3,011)	(65,462)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Common stock	50	50	50

Additional paid in capital
Balance at January 1	173,926	120,000	60,000
Capital contribution from PETROBRAS related to transfer of PNBV	—	53,926
Conversion of loans to capital	—	—	60,000

Balance at end of year	173,926	173,926	120,000

Accumulated deficit
Balance at January 1	(79,135)	(76,124)	(10,662)
Net (loss) for the year	(59,103)	(3,011)	(65,462)

Balance at end of year	(138,238)	(79,135)	(76,124)

Total stockholder’s equity	35,738	94,841	43,926

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net (loss) for the year	(59,103)	(3,011)	(65,462)
Adjustments to reconcile net (loss) to net cash used in operations
Depreciation and amortization	5,198	8,346	9,347
Decrease (increase) in assets
Trade accounts receivable
Related parties	(2,723,597)	(410,756)	(2,069,800)
Others	(43,834)	(62,143)	(12,333)
Export prepayments – related parties	64,652	(722,000)
Other assets	(232,637)	(228,234)	(38,205)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	291,189	(3,439)	3,912
Others	219,035	82,210	50,133
Other liabilities	157,139	32,398	83,485

Net cash used in operating activities	(2,321,958)	(1,306,629)	(2,038,923)

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	—	(743)
Cash acquired in connection with transfer of subsidiary from BRASOIL	—	2,988
Marketable securities, net	(1,248,984)	(517,859)	(96,385)
Issuance of notes receivable – related parties	(2,042,177)	(1,400,290)	(2,247,658)
Collection of principal on notes receivable – related parties	1,885,407	1,231,526	1,422,122
Property and equipment	(488)	(28)	(37)
Advances to suppliers			(7,718)
Net investment in direct financing activities from related party			(163,414)

Net cash used in investing activities	(1,406,242)	(684,406)	(1,093,090)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(396,233)	566,620	(489,657)
Proceeds from issuance of long-term debt	1,106,887	2,837,675	657,000
Principal payments of long - term debt	(465,208)	(268,371)	(215,000)
Proceeds from short term loans - related parties	6,618,032	9,618,929	6,861,572
Principal payments of short term loans – related parties	(6,245,614)	(10,375,070)	(3,469,866)
Proceeds from long term loans - related parties	3,553,452
Capital contribution		14,791

Net cash provided by financing activities	4,171,316	2,394,574	3,344,049

Increase in cash and cash equivalents	443,116	403,539	212,036
Cash and cash equivalents at beginning of year	664,168	260,629	48,593

Cash and cash equivalents at end of year	1,107,284	664,168	260,629

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Years ended December 31,
	2004	2003	2002
Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	583,769	337,818	322,286
Income taxes	157	109	213

Non cash investing and financing transactions
Book value of net assets exchanged for inter-company loan		6,361
Capital contribution from PETROBRAS from transfer of PNBV		39,135
Receipt of Junior Trust Certificates in exchange of receivables		150,000
Assets acquired through capital lease obligations			665,000
Increase of capital through conversion of loan payable			60,000
Receipt of notes receivable in exchange of Senior Exchangeable Notes issued			338,416
Cancellation of Senior Exchangeable Notes issued in exchange of PETROBRAS loans (Note 7(c))	8,476

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASPETRO OIL SERVICES - BRASOIL to PIFCo.

PNBV was transferred to PETROBRAS through an intercompany loan of US$ 4,658, with PNBV’s existing cash balance being US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703, with BEAR’s existing cash balance being US$ 2,988. The restructuring was undertaken in order to group each business’ activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

The corporate restructurings, which resulted in the transfer of PNBV from PIFCo and the transfer of BEAR to PIFCo, were accounted for under FAS 141. Due to the immaterial impact of BEAR on PIFCo’s consolidated financial statements, the financial statements of December 31, 2002 have not been restated to reflect this transfer among commonly controlled entities. Additionally, as PNBV’s operating result was immaterial, the PIFCo financial statements as of December 31, 2002 have similarly not been restated to reflect discontinued operations for disposal of this component.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations (Continued)

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sells to designated customers, in order to generate receivables to cover the sale of future receivables.

In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 of capital, bringing PFL’s total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(a)	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of our arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports – the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(c)	Revenues, costs, income and expenses (Continued)

Exports – the Company buys from PETROBRAS and sells to customers outside Brazil (mainly to related-parties).

Off-shore – the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(d)	Current assets

These are stated at their cost, which approximates net realizable values.

(e)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

(f)	Inventories

Inventories are stated at the lower of cost or market value.

(g)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$ 79,748 and US$ 80,513 as of December 31, 2004 and 2003, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(h)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(i)	Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days

(j)	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period. The ineffective portion of all hedges is recognized in current period earnings.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2004, and therefore does not have a material effect on the Company’s results of operations or financial position.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(k)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2004 an 2003 and the United Kingdom, Netherlands and the Cayman Islands in 2002). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created temporary differences.

(l)	Investments in direct financing leases and capital lease obligations

As of January 2, 2003, PNBV, the Company’s leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company’s results of operations. Prior period financial statements have not been restated for the effect of discontinued leasing operations as amounts related to these transactions were immaterial to PIFCo operations.

Through December 31, 2002, the Company had capital leases on operating platforms and production equipment (see Note 9), and subsequently leased this equipment to related parties through charter agreements.

Income and expense on financing leases, consisting of interest income, was recognized over the lease term. Income and expense from operating leases was recognized ratably over the terms of the leases.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(m)	Reclassification

Certain immaterial reclassifications have been completed respective to prior period financial statements to conform to presentation standards adopted at December 31, 2004.

3.	Cash and Cash Equivalents

	2004	2003
Cash and banks	16,496	1,312
Time deposits and short term investment funds	1,090,788	662,856

	1,107,284	664,168

4.	Marketable Securities

				Total
	Security	Maturity	Interest rate	2004(*)	2003 (*)
Held to Maturity	MARLIM 04 (**)	2004	13%	—	14,700
Held to Maturity	PETRO 04 (**)	2004	9%	—	3,260
Available for Sale	MEGA (**)	2014	10,77%	63,607	—
Available for Sale	CLEP (**)	2014	8%	1,751,246	210,000
Available for Sale	VARIOUS THIRD PARTY			49,962	217,246
Trading	VARIOUS THIRD PARTY			—	170,625

				1,864,815	615,831
Less: Current balances					(267,073)

				1,864,815	348,758

(*)	The balances include interest and principal.

(**)	PETROBRAS group company, including affiliates which are constituted by consolidated and non-consolidated PETROBRAS subsidiaries, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

4.	Marketable Securities (Continued)

Marketable securities are comprised of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated by PETROBRAS, and the equity and debt securities within the portfolio are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months. Amounts related to 2003, have been reclassified from cash and cash equivalents.

At December 31, 2004 and 2003, the exclusive fund held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$ 149,227 and US$ 54,004, respectively. These amounts were offset against the related balances of current and non current liabilities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

5.	Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	BRASPETRO OIL SERVICES - BRASOIL and its subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	Others	2004	2003
Current assets
Accounts receivable, principally for sales (i)	7,106,147	253,262	424,783				3,877	7,788,069	5,064,472
Notes receivable		1,018,500		334,720	245,301			1,598,521	1,388,004
Marketable securities									17,960
Export prepayment	151,947	912						152,859	72,482

Other assets
Marketable securities						1,751,246	63,607	1,814,853	217,389
Notes receivable		338,416						338,416	338,416
Export prepayment	1,261,820							1,261,820	1,406,850

Current liabilities
Trade accounts payable	491,000	38,816	7	32,316				562,139	270,950
Notes payable (ii)	2,840,872	40,612						2,881,484	2,442,778
Unearned income	128,403		2,915					131,318	61,866

Long-term liabilities
Notes payable (iii)	3,553,452							3,553,452

										2002
Statement of operations
Sales of crude oil and oil products and services	6,374,275	2,768,532	972,060				3,489	10,118,356	5,543,022	5,375,484
Purchases (iv)	(3,236,684)	(776,371)	(4,090)	(374,140)				(4,391,285)	(2,851,402)	(2,409,034)
Lease income, net										12,058
Selling, general and administrative expense	(96,987)	(277)	(1,346)				(90)	(98,700)	(17,091)
Financial income	466,133	56,831	16,781	15,414	10,977		2,430	568,566	401,735	201,938
Financial expense	(168,389)	(612)		(38)				(169,039)	(111,896)	(61,281)
Other income, net							(525)	(525)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

(iii)	Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

6.	Inventories

	2004	2003
Products
Crude oil	76,252
Fuel oil	48,973	6,124
GLP	29,078
Others	11,147	319

	165,450	6,443

7.	Restricted Deposits for Guarantees

PIFCo has deposits in guarantee, relating to contractual obligations in financing arrangements. The amount of US$ 70,861 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in note 8 (f)) and is renewed annually. The amount classified in non-current assets is comprised of deposits of US$ 29,728 and US$ 38,637 related to issuances of senior notes in the total amount of US$ 450,000 and US$ 600,000, respectively (described in note 8 (a)). These guarantees will be maintained through maturity of the related financings.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing

	Current		Long-term
	2004	2003	2004	2003
Financial institutions (i)	535,845	1,015,346	631,800	377,550
Senior notes	53,525	53,612	1,550,000	1,550,000
Global notes	26,326	4,373	2,124,221	1,506,524
Senior exchangeable notes	3,787	3,840	329,940	338,416
Global step-up notes	9,000	8,951	400,000	400,000
Sale of rights to future receivables	153,680	61,764	1,561,820	1,706,850
Assets related to export prepayment to be offset against sales of rights to future receivables (b)	—	—	(300,000)	—
Repurchased securities (e)	(3,248)	—	(145,979)	(54,004)

	778,915	1,147,886	6,151,802	5,825,336

Financing	456,156	852,390	6,151,802	5,825,336
Current portion of long term debt	224,738	224,002	—	—
Accrued interest	98,021	71,494	—	—

	778,915	1,147,886	6,151,802	5,825,336

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.86% to 6.01% at December 31, 2004. The weighted average borrowing rate for short-term debt at December 31, 2004 and 2003 was 4.25% and 3.85%, respectively.

At December 31, 2004 and 2003, the Company had fully utilized all available lines of credit for purchase of imports.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior Notes (a)
Senior Notes	February, 2002	2007	9.125%	400,000	semiannually	bullet
Senior Notes	February, 2002	2007	9.125%	100,000	semiannually	bullet
Senior Notes	May, 2001	2008	9.875%	450,000	semiannually	bullet
Senior Notes	July, 2001	2011	9.750%	600,000	semiannually	bullet

				1,550,000

Sale of Future Receivables (b)
Junior Trust Certificates
Serie 2001-A1	December, 2001	2010	6.75%	19,000	quarterly	bullet
Serie 2001-A2	December, 2001	2010	Libor 3 M + 1%	11,000	quarterly	bullet
Serie 2001-B	December, 2001	2011	6.60%	60,000	quarterly	bullet
Serie 2001-C	December, 2001	2013	Libor 3 M + 0.85%	60,000	quarterly	bullet
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				300,000
Assets related to export prepayment to be offset against sales of rights to future receivables(b)				(300,000)

				—

Senior Trust Certificates
Serie 2001-A1	December, 2001	2010	7.8%	81,550	quarterly	quarterly
Serie 2001-A2	December, 2001	2010	Libor 3 M + 2.05%	47,220	quarterly	quarterly
Serie 2001-B	December, 2001	2011	7.65%	264,930	quarterly	quarterly
Serie 2001-C	December, 2001	2013	Libor 3 M + 2.10%	274,560	quarterly	quarterly
Serie 2003-B	May, 2003	2013	5.548%	171,940	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	421,620	quarterly	quarterly

				1,261,820

Senior Exchangeable Notes (c)	October, 2002	2007	4.750%	329,940	semiannually	bullet

Global Step-up Notes (d)	March, 2003	2008	9.000% (d)	400,000	semiannually	bullet
Global Step-up Notes repurchased (e)				(145,979)

				254,021

Global Notes (f)
Global Notes	July, 2003	2013	9.125%	500,000	semiannually	bullet
Global Notes	September, 2003	2013	9.125%	274,221	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	750,000	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet

				2,124,221

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

(a)	The three series of Senior Notes issued in 2001 and 2002 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCo permitted lien” as defined in the issuances prospectus, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCo under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(b)	Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity, not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800,000 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800,000:

•	US$ 1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$ 300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL and are held in the portfolio of PFL.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by Petrobras during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Moreover, certain additional receivables, as defined in the agreement documents, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12-month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reduced from the long term financing respective to sales of rights to future receivables, with a similar reduction to the asset line item titled “assets related to export prepayments”.

(c)	Issued on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from US$ 338.4 million to US$ 329.9 million due to an environmental liabilities settlement agreed under the terms of an agreement with the former owners of Perez Companc S.A.

(d)	On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long term financing – additional information (Continued)

(e)	At December 31, 2004 and December 31, 2003, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 145,979 and US$ 54,004, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of cash and cash equivalents and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. In 2004, PIFCo recognized losses on extinguishment of debt of US$ 64,191 and premiums on reissuances of US$ 31,887.

(f)	On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$ 250,000 in Global Notes, which form a single fungible series with the US$ 500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Financing (Continued)

Long-term maturities

December 31, 2004
2006	290,069
2007	1,100,799
2008	956,862
2009	453,218
2010	181,258
Thereafter	3,169,596

6,151,802

9.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values. For 2003, fair value for long-term lines of credit approximates carrying value due to the nature of the transactions.

At December 31, 2003, the Company’s long-term debt was US$ 5,825,336, of which US$ 5,447,786 related to senior notes, sales of future receivables, senior exchangeable notes, global step-up notes and global notes, which had estimated fair values of US$ 5,898,000.

For 2004, long-term lines of credit had fair values immaterially different from their book values. At December 31, 2004 the Company’s long-term debt was US$ 6,151,802 and had an estimated fair value of approximately US$ 6,576,000.

The Company’s long-term asset related to the export prepayment program was US$ 1,261,820 and US$ 1,706,850 at December 31, 2004 and 2003, and had fair values of US$ 1,252,000 and US$ 1,717,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

10.	Commitments and Contingencies

(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 57,412 barrels of crude oil and oil products per day at market prices.

(b)	Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

By:	/s/ Almir Guilherme Barbassa
Name:	Almir Guilherme Barbassa
Title:	Chairman of the Board

Date:  June 8, 2005